UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND FOR THE

THREE-MONTH PERIOD ENDED MARCH 31, 2020

PRESENTED IN COMPARATIVE FORM

(Stated in thousands of constant pesos – Note 3)

CONDENSED INTERIM

FINANCIAL STATEMENTS

Legal Information		2
Condensed Interim Statement of Financial Position		3
Condensed Interim Statement of Comprehensive Income		5
Condensed Interim Statement of Changes in Equity		6
Condensed Interim Statement of Cash Flows		7

Notes to the Condensed Interim Financial Statements:
1 |	General information	9
2 |	Regulatory framework	10
3 |	Basis of preparation	12
4 |	Accounting policies	13
5 |	Financial risk management	13
6 |	Critical accounting estimates and judgments	15
7 |	Contingencies and lawsuits	17
8 |	Property, plant and equipment	18
9 |	Right-of-use asset	20
10 |	Other receivables	20
11 |	Trade receivables	21
12 |	Financial assets at fair value through profit or loss	21
13 |	Cash and cash equivalents	22
14 |	Share capital and additional paid-in capital	22
15 |	Allocation of profits	22
16 |	Trade payables	23
17 |	Other payables	23
18 |	Borrowings	24
19 |	Salaries and social security taxes payable	24
20 |	Income tax and deferred tax	25
21 |	Tax liabilities	26
22 |	Provisions	27
23 |	Revenue from sales	27
24 |	Expenses by nature	28
25 |	Other operating expense, net	29
26 |	Net financial expense	29
27 |	Basic and diluted earnings per share	30
28 |	Related-party transactions	30
29 |	Ordinary and Extraordinary Shareholders’ Meeting	31
30 |	Termination of agreement on real estate asset	32

Report on Condensed Interim Financial Statements’ Review

CONDENSED INTERIM

FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Financial Statements.

Terms	Definitions
BCRA	Central Bank of Argentina
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPCCN	Federal Code of Civil and Commercial Procedure of Argentina
CPD	Company’s Own Distribution Cost
CSJN	Supreme Court of Justice of Argentina
CTLL	Central Térmica Loma de la Lata S.A.
EASA	Electricidad Argentina S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FIDUS	FIDUS Sociedad de Garantías Recíprocas
FNEE	National Fund of Electricity
FOTAE	Trust for the Management of Electric Power Transmission Works
GUDI	Large Users of the Distribution Company
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICBC	Industrial and Commercial Bank of China
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IPC	Domestic Consumer Price Index
MEM	Wholesale Electricity Market
OSV	Orígenes Seguros de Vida S.A.
PBA	Province of Buenos Aires
PEN	Federal Executive Power
PESA	Pampa Energía S.A.
RDSA	Ribera Desarrollos S.A.
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
REM	Market Expectations Survey
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SEE	Energy Secretariat
SEC	Securities and Exchange Commission
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
SRRyME	Renewable Resources and Electricity Market Secretariat

CONDENSED INTERIM

FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-        of the Articles of Incorporation: August 3, 1992

-        of the last amendment to the By-laws: May 28, 2007 – Note 29

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: PESA

Legal address: 1 Maipú Street, CABA

Main business of the parent company:  Study, exploration and exploitation of hydrocarbon wells, development of mining activities, industrialization, transport and sale of hydrocarbons and their by-products, and the generation, transmission and distribution of electricity. Investment in undertakings and in companies of any nature on its own account or on behalf of third parties or associates of third parties in Argentina or abroad.

Interest held by the parent company in capital stock and votes: 55.126%

CAPITAL STRUCTURE

AS OF MARCH 31, 2020

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 14)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)      Includes 31,380,871 treasury shares as of March 31, 2020 and December 31, 2019.

(2)      Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

CONDENSED INTERIM

FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of March 31, 2020 presented in comparative form

(Stated in thousands of constant pesos – Note 3)

	Note	03.31.20	12.31.19
ASSETS
Non-current assets
Property, plant and equipment	8	108,930,629	108,883,241
Interest in joint ventures		11,152	11,987
Right-of-use asset	9	267,590	280,475
Other receivables	10	23,812	27,981
Total non-current assets		109,233,183	109,203,684

Current assets
Inventories		1,792,789	2,071,138
Other receivables	10	290,696	311,380
Trade receivables	11	14,961,584	13,393,033
Financial assets at fair value through profit or loss	12	1,931,053	2,998,723
Cash and cash equivalents	13	2,540,141	440,315
Total current assets		21,516,263	19,214,589
TOTAL ASSETS		130,749,446	128,418,273

CONDENSED INTERIM

FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of March 31, 2020 presented in comparative form (continued)

(Stated in thousands of constant pesos – Note 3)

	Note	03.31.20	12.31.19
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	14	875,074	875,074
Adjustment to share capital	14	28,559,881	28,559,881
Treasury stock	14	31,381	31,381
Adjustment to treasury stock	14	611,308	611,308
Additional paid-in capital	14	397,695	397,695
Cost treasury stock		(2,410,526)	(2,410,526)
Legal reserve		1,385,625	1,385,625
Voluntary reserve		21,318,457	21,318,457
Other comprehensive loss		(231,749)	(231,749)
Retained earnings		13,762,836	13,042,698
TOTAL EQUITY		64,299,982	63,579,844

LIABILITIES
Non-current liabilities
Trade payables	16	411,306	397,223
Other payables	17	5,231,861	4,320,607
Borrowings	18	8,825,805	8,811,222
Deferred revenue		268,754	290,314
Salaries and social security payable	19	274,044	258,583
Benefit plans		626,983	563,147
Deferred tax liability	20	21,739,928	21,556,605
Income tax payable	22	663,595	-
Provisions	22	1,914,366	2,217,043
Total non-current liabilities		39,956,642	38,414,744
Current liabilities
Trade payables	16	15,906,165	13,651,796
Other payables	17	2,808,800	3,865,918
Borrowings	18	2,022,631	1,783,474
Derivative financial instruments		254,261	220,614
Deferred revenue		5,346	5,747
Salaries and social security payable	19	2,036,163	2,587,283
Benefit plans		51,119	54,947
Income tax payable	20	1,664,901	2,116,873
Tax liabilities	21	1,521,485	1,907,186
Provisions	22	221,951	229,847
Total current liabilities		26,492,822	26,423,685
TOTAL LIABILITIES		66,449,464	64,838,429

TOTAL LIABILITIES AND EQUITY		130,749,446	128,418,273

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM

FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Comprehensive Income

for the three-month period ended March 31, 2020

 presented in comparative form

(Stated in thousands of constant pesos – Note 3)

	Note	03.31.20	03.31.19

Revenue	23	20,531,036	23,616,992
Electric power purchases		(12,808,684)	(15,503,621)
Subtotal		7,722,352	8,113,371
Transmission and distribution expenses	24	(3,626,259)	(4,514,321)
Gross margin		4,096,093	3,599,050

Selling expenses	24	(1,700,560)	(2,230,873)
Administrative expenses	24	(826,929)	(977,627)
Other operating expense, net	25	(57,212)	(406,784)
Operating profit		1,511,392	(16,234)

Financial income	26	342,668	265,738
Finance costs	26	(1,215,385)	(2,417,032)
Other finance costs	26	(749,125)	(939,303)
Net finance costs		(1,621,842)	(3,090,597)

Monetary gain (RECPAM)		1,677,506	4,886,823

Profit before taxes		1,567,056	1,779,992

Income tax	20	(846,918)	(1,585,729)
Profit for the period		720,138	194,263

Comprehensive income for the period attributable to:
Owners of the parent		720,138	194,263
Comprehensive profit for the period		720,138	194,263

Basic and diluted earnings profit per share:
Earnings per share	27	0.82	0.22

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM

FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Changes in Equity

for the three-month period ended March 31, 2020

presented in comparative form

(Stated in thousands of constant pesos – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other comprehesive loss	Retained earnings	Total equity
Balance at December 31, 2018	883,344	28,783,298	23,111	387,891	397,695	(1,766,514)	252,497	606,687	(226,235)	21,844,898	51,186,672

Acquisition of own shares	(6,214)	(180,331)	6,214	180,331	-	(534,261)	-	-	-	-	(534,261)
Profit for the three-month period	-	-	-	-	-	-	-	-	-	194,263	194,263
Balance at March 31, 2019	877,130	28,602,967	29,325	568,222	397,695	(2,300,775)	252,497	606,687	(226,235)	22,039,161	50,846,674

Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019	-	-	-	-	-	-	1,133,128	20,711,770	-	(21,844,898)	-
Other comprehensive loss	-	-	-	-	-	-	-	-	(5,514)	-	(5,514)
Acquisition of own shares	(2,056)	(43,086)	2,056	43,086	-	(109,751)	-	-	-	-	(109,751)
Profit for the nine-month period	-	-	-	-	-	-	-	-	-	12,848,435	12,848,435
Balance at December 31, 2019	875,074	28,559,881	31,381	611,308	397,695	(2,410,526)	1,385,625	21,318,457	(231,749)	13,042,698	63,579,844

Profit for the three-month period	-	-	-	-	-	-	-	-	-	720,138	720,138
Balance at March 31, 2020	875,074	28,559,881	31,381	611,308	397,695	(2,410,526)	1,385,625	21,318,457	(231,749)	13,762,836	64,299,982

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM

FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the three-month period ended March 31, 2020

presented in comparative form

(Stated in thousands of constant pesos – Note 3)

	Note	03.31.20	03.31.19
Cash flows from operating activities
Profit for the period		720,138	194,263

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	8	1,281,419	1,231,122
Depreciation of right-of-use assets	9	66,831	-
Loss on disposals of property, plants and equipments	8	43,998	20,652
Net accrued interest	26	870,235	2,150,616
Exchange difference	26	640,454	1,166,494
Income tax	20	846,918	1,585,729
Allowance for the impairment of trade and other receivables, net of recovery	24	417,126	259,565
Adjustment to present value of receivables	26	51,177	90
Provision for contingencies	22	(109,979)	338,448
Changes in fair value of financial assets	26	18,167	(266,771)
Accrual of benefit plans	24	131,157	15,922
Net gain from the repurchase of Corporate Notes	26	-	2,497
Income from non-reimbursable customer contributions	25	(1,360)	(2,043)
Termination of agreement on real estate asset		(4,379)	-
Other financial results		39,441	-
Monetary gain (RECPAM)		(1,677,506)	(4,886,823)
Changes in operating assets and liabilities:
Increase in trade receivables		(2,584,949)	(4,639,531)
(Increase) Decrease in other receivables		(4,946)	1,408,436
Increase in inventories		(56,875)	(572,064)
Increase in trade payables		2,515,627	5,107,369
Decrease in salaries and social security payable		(280,437)	(641,875)
Decrease in benefit plans		(103,064)	(21,341)
Decrease in tax liabilities		(253,760)	(1,523,126)
(Decrease) Increase in other payables		(109,752)	61,772
Decrease in provisions	22	(25,603)	(11,272)
Payment of income tax payable		(321,841)	(90,584)
Net cash flows generated by operating activities		2,108,237	887,545

CONDENSED INTERIM

FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the three-month period ended March 31, 2020

presented in comparative form (continued)

(Stated in thousands of constant pesos – Note 3)

	Note	03.31.20	03.31.19
Cash flows from investing activities
Payment of property, plants and equipments		(1,057,113)	(3,055,804)
Net collection of financial assets		-	2,759,737
Redemtion net of money market funds		1,123,854	176,679
Mutuum charges granted to third parties		17,213	-
Mutuum payments granted to third parties		-	(48,042)
Collection of receivables from sale of subsidiaries		2,054	4,649
Net cash flows generated (used) in investing activities		86,008	(162,781)

Cash flows from financing activities
Payment of financial lease liability		(65,892)	(99,289)
Repurchase of corporate notes		-	(142,848)
Acquisition of own shares		-	(534,261)
Net cash flows used in financing activities		(65,892)	(776,398)

Increase (decrease) in cash and cash equivalents		2,128,353	(51,634)

Cash and cash equivalents at the beginning of year	13	440,315	45,589
Exchange differences in cash and cash equivalents		(19,907)	107,001
Result from exposure to inflation		(8,620)	2,795
Increase (decrease) in cash and cash equivalents		2,128,353	(51,634)
Cash and cash equivalents at the end of the period	13	2,540,141	103,751

Supplemental cash flows information
Non-cash activities

Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(315,692)	(1,090,958)

Adquisition of advances to suppliers, right-of-use assets through increased trade payables		(53,946)	(451,850)

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 1 |    General information

History and development of the Company

edenor was organized on July 21, 1992 by Executive Order No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of edenor at that time. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the PEN.

On September 1, 1992, EASA took over the operations of edenor.

As a consequence of the merger processes of EASA and its parent IEASA with and into CTLL, and, in turn, of the latter with and into PESA, formalized in 2018, at present, PESA is the controlling company of edenor.

The corporate purpose of edenor is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by edenor or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In the last four fiscal years, the Company recorded negative working capital. This situation was not reversed in spite of the application of the new electricity rate resulting from the RTI and in effect since February 1, 2017, due mainly to the constant increase of its operating costs necessary to maintain the level of service, whose transfer to tariffs, if applied, takes place only every six months, the Argentine economy’s inflationary context, and the sustained recession since mid-2018. The Company has been significantly affected by the freeze on electricity rates, therefore, its revenues reflect the costs at December 2018 values, in spite of the record high levels of inflation suffered over the last fifteen months and the uncertainty as to when the update of costs will be finally recognized. Additionally, this situation is exacerbated by the recent effects of the coronavirus pandemic, which has had a severe social, economic and financial impact and whose long-term consequences are uncertain and difficult to assess for the global economy, for Argentina and, hence, for the Company, which is currently being affected by: (i) a decline in collections as a consequence of the closure of commercial offices, its customers’ difficulties to make payments, the suspension of due dates, and the provision of electricity free of charge to certain sectors; (ii) a decrease in demand as a consequence of the fall recorded in the industrial activity, which is not offset by the increase recorded in residential consumption; (iii) the interruption of the chain of payments; and (iv) the constant increase in the levels of electricity theft.

Additionally, and as consequence of the previously mentioned decline, both in collections and the demand, and taking into consideration that in May 2020 the Company must face tax obligations, the cash flows could be significantly compromised in the short term; therefore, the Company’s Board of Directors is currently assessing different alternatives aimed at obtaining the necessary financing to reverse the aforementioned effects.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

This whole situation is aggravated by a complex and vulnerable economic context, as reflected by the country’s economic conditions described below:

o         2.2% fall of the GDP in 2019 compared to 2018;

o         Economic contraction by an estimated 5.7% for 2020 (IMF - World Economic Outlook Report), due to the loss of confidence, the tightening of credit requirements, and the effects of the COVID-19;

o         Continuous increase of both public spending and fiscal deficit;

o         High levels of inflation that are expected to remain high over time;

o         Uncertainty as to whether the sovereign debt swap offer submitted on April 21, 2020 will be accepted.

Additionally, the enactment, by the end of 2019, of Law No. 27,541 on Social Solidarity and Production Reactivation in the framework of the Economic Emergency, impacts directly on the Company’s financial soundness, postponing the update of the electricity rate schedule that had been planned in September 2019.

Despite the previously described situation, it is worth pointing out that, in general terms, the quality of the electricity distribution service has been improved, both in duration and frequency of power cuts. In view of the continuous increase of the costs associated with the provision of the service, as well as the need for additional investments to meet the demand, the Company, as previously mentioned, is analyzing different measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact on the sources of employment, the execution of the investment plan, and the carrying out of the essential operation, maintenance and improvement-related works that are necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and safety. It is in this regard that the Company was forced to partially postpone payments to CAMMESA for energy purchased in the Wholesale Electricity Market (“MEM”) as from the maturities occurred in March 2020.

Taking into consideration that the realization of the measures necessary to reverse the manifested negative trend depends on the occurrence of certain events that are not under the Company’s control, the Board of Directors has raised substantial doubt about edenor’s ability to continue as a going concern, which may result in the Company being obliged to defer certain payment obligations or unable to meet expectations for salary increases or the increases recorded in third-party costs.

Nevertheless, these condensed interim financial statements have been prepared assuming that the Company will continue to operate as a going concern and do not include the effects of the adjustments or reclassifications that might result from the outcome of these uncertainties.

Note 2 |    Regulatory framework

At the date of issuance of these condensed interim financial statements, there exist the following changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2019, mainly as a consequence of the public health emergency (Executive Orders issued on the grounds of Necessity and Urgency Nos. 260 and 287), due to the effects of the global pandemic, based on which, in Argentina, the PEN implemented a series of measures (Executive Orders issued on the grounds of Necessity and Urgency Nos. 297/2020; 325/2020; 355/2020; 408/2020 and 459/2020, and complementary regulations) aimed at reducing the movement of the population, providing for the mandatory and preventive social isolation, in its different stages, as from March 20, allowing only for the movement of those individuals related to the provision of essential services and products, among which the electricity service provided by distribution companies, such as edenor, and the other companies comprising the energy production cycle is included. At the date of issuance of these condensed interim financial statements the ending of the mandatory and preventive social isolation period is uncertain inasmuch as its continuity or relaxation will depend on the development of the pandemic.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

a)     Intervention of the Regulatory Authority:

On March 16, 2020, by means of Executive Order No. 277/20, the PEN provided, within the framework of the public emergency and in accordance with the provisions of Law No. 27,541 on Social Solidarity and Production Reactivation, for the intervention of the ENRE until December 31, 2020.

b)     Change of Jurisdiction and Regularization of Obligations

Within the framework of the Agreement on the Regularization of Obligations, and based on the terms of the second clause thereof, as of March 31, 2020, the Company recorded the update, relating to the current period, of the amounts related to “penalties to be used for investments” for a total of $ 440.7 million, which have been charged to financial interest expense, totaling a liability pending application for $ 5,089.2 million.

c)     Effects related to the COVID-19:

1.       Suspension of customer service in commercial offices: on March 21, 2020, by means of Resolution No. 3/2020, the ENRE resolved to instruct distribution companies to: i) immediately suspend customer service, with the closure of all the commercial offices during the mandatory and preventive social isolation period; ii) implement an electronic system to deal with customer commercial proceedings/inquiries and claims; and iii) provide only for the movement of those human resources required for the continuity of the essential provision of the public service of electricity distribution in the technical and operational aspects of their respective areas.

2.       Prohibition against the interruption of service provision: on March 25, 2020 the PEN issued Executive Order No. 311/2020 and its subsequent regulation, prohibiting utility companies from shutting off services to certain customers (detailed therein), who have three unpaid bills, as from March 1, 2020, during the period between April 24, 2020 and September 20, 2020. Additionally, the Order provides that the customers who have a prepaid system and do not pay for the recharges, will receive the service as normal and usual during that same period. The detailed aspects impact directly on the Company’s operations and financial position as the necessary resources to deal with those situations have not been defined.

3.       System of payment for the service: by means of Resolution No. 173/2020 (which regulates DNU -Executive Order issued on the grounds of Necessity and Urgency- 311/2020), on April 18, 2020, the Ministry of Productive Development provided that the consumers benefitted from the prohibition against the interruption of the service due to non-payment of up to three bills, mentioned in the preceding paragraph, may pay their unpaid bills for the electricity distribution service in up to 30 monthly installments, equal, consecutive, with an interest rate to be determined by the application authority, with the first of them maturing on September 30, 2020. This resolution applies only to a specific group of customers, which is deemed to be in a more vulnerable situation, detailed in the resolution, and whose scope is still being defined by the application authority. Furthermore, the financing may be applied to the purchase of energy the Company makes from the MEM associated with these consumptions.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

4.       Consumption estimate: in the framework of the mandatory and preventive social isolation provided for by the PEN and the provisions of ENRE Resolution No. 3/2020, on April 13, 2020, the Regulatory Authority authorized the Company to apply the methodology for validating meter readings and consumption estimates (ENRE Resolution No. 209/2018), excluding the cases of remote readings and non-metered consumptions. Furthermore, the ENRE issued two instructions, one of them on April 30, 2020 and the other on May 5, 2020, in relation to the application of the aforementioned methodology, mainly with regard to the communication to be provided to Customers, the mechanisms for challenging meter readings and the information about this process to be provided on a periodical basis to the Regulatory Authority. Subsequently, on May 6, 2020, the ENRE authorized Distribution Companies to perform meter reading activities for the electricity consumption of medium and large demands, tariff 2 and 3.

The instructed estimation processes are very diverse concerning their application because they depend on the historical consumption behavior of each one of the customers; therefore, the implementation thereof is very complex. As a result of this situation, the application of such processes could lead to potential inconsistencies that would create distortions in the billing and thereby cause unwanted conflicts with our Customers, on which we will work to minimize them.

Note 3 |    Basis of preparation

These condensed interim financial statements for the three-month period ended March 31, 2020 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”, incorporated by the CNV.

These condensed interim financial statements for the three-month period ended March 31, 2020 have not been audited; they have been reviewed by the Independent Accountant in accordance with ISRE 2410, whose scope is substantially less than that of an audit performed in accordance with applicable auditing standards. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The result of operations for the three-month period ended March 31, 2020 and its comparative period as of March 31, 2019 do not necessarily reflect the Company’s results in proportion to the full fiscal year. They were approved for issue by the Company’s Board of Directors on May 11, 2020.

Due to the mandatory lockdown ordered by the national authorities (Executive Orders issued on the grounds of Necessity and Urgency Nos. 297/2020; 325/2020; 355/2020; 408/2020 and 459/2020), the Company is unable to proceed with the transcription of these condensed interim financial statements to the pertinent registered books.

The condensed interim financial statements are measured in pesos (the legal currency in Argentina) restated in accordance with that mentioned in this Note, which is also the presentation currency.

 These condensed interim financial statements must be read together with the audited Financial Statements as of December 31, 2019 prepared under IFRS.

Comparative information

The balances as of December 31 and March 31, 2019, as the case may be, disclosed in these condensed interim financial statements for comparative purposes, arise as a result of restating the annual Financial Statements and the Condensed Interim Financial Statements as of those dates to the purchasing power of the currency at March 31, 2020, as a consequence of the restatement of the financial information described below.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Restatement of financial information

 The condensed interim financial statements, including the figures relating to the previous year/period, have been stated in terms of the measuring unit current at March 31, 2020, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”, using the BCRA Market Expectations Survey index for the last month of the period, inasmuch as the FACPCE index was not yet available at the closing date of the Company’s accounting processes.

The inflation rate applied for the period between January 1, 2020 and March 31, 2020, based on that indicated in the preceding paragraph, amounted to 7.49%. It does not cause significant distortions that, in the Company’s opinion, could affect the interpretation of these condensed interim financial statements or investor decisions if the definitive FACPCE index, which was published subsequent to the closing of the Company’s accounting process, had been used.

Note 4 |    Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the preparation of the Financial Statements for the last financial year, which ended on December 31, 2019.

Accounting standards, amendments and interpretations issued by the IASB in the last few years, effective as of March 31, 2020 and adopted by the Company:

- IFRS 3 “Business combinations”, amended in October 2018. It clarifies the definition of a business in order to facilitate its identification in the framework of a business combination as opposed to an acquisition of a group of assets.

- IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies” (amended in October 2018). The amendment clarifies the definition of “material” for ease of understanding.

- IFRS 17 “Insurance Contracts”, published in May 2017. It replaces IFRS 4 - an interim standard issued in 2004 that allowed entities to account for insurance contracts using their local accounting requirements, resulting in multiple application approaches. IFRS 17 establishes the principles for the recognition, measurement, presentation, and disclosure of insurance contracts, and applies to annual periods beginning on or after January 1, 2021, with early adoption permitted if entities also apply IFRS 9 and IFRS 15. The Company has not exercised early adoption.

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim financial statements.

Note 5 |    Financial risk management

Nota 5.1 |   Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

     Additionally, the recent debt renegotiation process initiated by the PEN and the consequent impossibility of obtaining financing in the international markets could affect some of the Company’s business variables, such as interest rates, exchanges rates and the access to sources of financing.

            With regard to the Company’s risk management policies, there have been no significant changes since the last fiscal year end.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

a.           Market risks

                         i.            Currency risk

As of March 31, 2020 and December 31, 2019, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 03.31.20	Total 12.31.19

ASSETS
CURRENT ASSETS
Other receivables	USD	4,300	64.469	277,217	64,374
	EUR	2	71.148	142	-
	CHF	5	67.186	336	-
Financial assets at fair value through profit or loss	USD	29,953	64.469	1,931,040	2,998,750
Cash and cash equivalents	USD	19,473	64.469	1,255,405	129,393
	EUR	11	71.148	783	794
TOTAL CURRENT ASSETS				3,464,923	3,193,311
TOTAL ASSETS				3,464,923	3,193,311

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	136,900	64.469	8,825,805	8,811,222
TOTAL NON-CURRENT LIABILITIES				8,825,805	8,811,222
CURRENT LIABILITIES
Trade payables	USD	5,838	64.469	376,401	582,805
	EUR	12	71.148	854	30,638
	CHF	-	67.186	-	16,507
	NOK	68	6.132	417	501
Borrowings	USD	31,374	64.469	2,022,631	1,783,474
Other payables	USD	9,087	64.469	585,830	584,906
TOTAL CURRENT LIABILITIES				2,986,133	2,998,831
TOTAL LIABILITIES				11,811,938	11,810,053

(1)       The exchange rates used are the BNA exchange rates in effect as of March 31, 2020 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK).

                        ii.            Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The table below shows the Company’s financial assets measured at fair value as of March 31, 2020 and December 31, 2019:

	LEVEL 1	LEVEL 2	TOTAL

At March 31, 2020
Assets
Financial assets at fair value through profit or loss:
Government bonds	1,931,053	-	1,931,053
Cash and cash equivalents:
Money market funds	1,375,307	-	1,375,307
Total assets	3,306,360	-	3,306,360

Liabilities
Derivative financial instruments	-	254,261	254,261
Total liabilities	-	254,261	254,261

At December 31, 2019
Assets
Financial assets at fair value through profit or loss:
Money market funds	2,998,723	-	2,998,723
Cash and cash equivalents
Money market funds	268,397	-	268,397
Total assets	2,998,723	-	2,998,723

Liabilities
Derivative financial instruments	-	220,614	220,614
Total liabilities	-	220,614	220,614

                        iii.          Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is mainly related to its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of March 31, 2020 and December 31, 2019 all the loans were obtained at fixed interest rates, except for a loan applied for by the Company and granted by ICBC Bank as from October 2017 for a three-year term at a six-month libor rate plus an initial 2.75% spread, which will be adjusted semi-annually by a quarter-point. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

Furthermore, the renegotiation process of the Argentine debt may have a direct impact on the future behavior of interest rates.

Note 6 |    Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements, mainly under the current circumstances posed by the COVID-19 pandemic mentioned in Notes 1 and 2, which could affect the Company’s operations and the judgment exercised by Management in each and every aspect related to predictive situations.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

In the preparation of these condensed interim financial statements, there were no changes in either the critical judgments made by the Company when applying its accounting policies or the information sources of estimation uncertainty with respect to those applied in the Financial Statements for the year ended December 31, 2019, except for certain parameters that are described below:

Impairment of long-lived assets

The Company analyzes the recoverability of its long-lived assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of assets, which is measured as the higher of value in use and fair value less costs to sell at the end of the period, may be impaired.

Due to that described in Note 1, and taking into consideration the impacts on the Company’s economic and financial equation, the projections made by edenor at December 31, 2019 concerning the recoverability of its property, plant and equipment have been updated.

The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration.

Cash flows are prepared based on estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, timing, and modality of the electricity rate increases and/or recognition of cost adjustments; (ii) demand for electricity projections; (iii) development of the costs to be incurred; (iv) investment needs appropriate to the service quality levels required by the Regulatory authority, and (v) macroeconomic variables, such as, growth rates, inflation rates and foreign currency exchange rates, among others.

The Company has made its projections under the assumption that in the next few years it will obtain the delayed electricity rates updates to which it is entitled in accordance with the applicable regulations, using a Discount rate (WACC) in dollars of 12.67% and taking into account the following effects resulting from the situation mentioned in Note 1:

•      Decrease in demand of 15% for the months of April, May and June; 10% for the month of July, and 5% for the months of August, September and October 2020, compared to the average demand recorded in the last few months;

•      Decrease in collections of 40% for the months of April, May and June; 25% for the month of July, and 10% for the months of August, September and October 2020;

•      Reduction of 8% and 16% in operating expenses and capital expenditures, respectively.

However, given the complexity of the country’s macroeconomic scenario, exacerbated by the effects of the pandemic, the Company’s Management is not in a position to ensure that the future performance of the assumptions used in making its projections will be in line with what it has estimated at the date of preparation of these condensed interim financial statements.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

In order to consider the estimation risk included in the projections of the aforementioned variables, the Company has taken into consideration three alternative probability-weighted scenarios, which are detailed below:

a)     Scenario called Optimistic scenario: the Company forecasts that the CPD increases will be transferred to tariffs as from January 2021. Furthermore, as from that date, the outstanding balances, net of the debt with the MEM generated in 2020 plus interest and updates, would begin to be recovered in 12 monthly installments. Additionally, from February 2021 the CPD adjustments related to each period would be transferred to tariffs. As from February 2022, a new RTI period would come into effect, which would imply a redefinition of revenues to face larger investments and an increase in the level of activity. Probability of occurrence assigned 5%.

b)     Scenario called Intermediate scenario: the Company forecasts that the CPD increases will be transferred to tariffs in January 2021, July 2021 and January 2022. Furthermore, in January 2021, the outstanding balances, net of the debt with the MEM generated in 2020 plus interest and updates, would begin to be recovered in 18 monthly installments (estimated average of installments – Note 2.c.3). Additionally, from February 2021 the CPD adjustments related to each period would be transferred to tariffs. Probability of occurrence assigned 70%.

c)     Scenario called Pessimistic scenario: The RTI would be breached. Moreover, the Company forecasts that 80% of the CPD increases will be transferred to tariffs in January 2022 and January 2023. Furthermore, in January 2022, 80% of the outstanding balances, net of the debt with the MEM generated in 2020 plus interest and updates, would begin to be recovered in 18 monthly installments (estimated average of installments – Note 2.c.3). As from February 2021, 80% of the CPD adjustments related to each period would be transferred to tariffs. Probability of occurrence assigned 25%.

The Company has assigned to these three scenarios the previously described probability of occurrence percentages based mainly on experience and giving consideration to the current economic and financial situation.

After the reassessment of the recoverability analysis of its long-lived fixed assets, the Company concludes that the valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is determined on the basis of its economic use value. Furthermore, there are no significant assets whose recoverable values are lower than their carrying amounts, in respect of which an allowance has not been recorded.

Note 7 |    Contingencies and lawsuits

At the date of issuance of these condensed interim financial statements, the variation recorded in the United States dollar exchange rate and, mainly, the significant decrease recorded in interest rates compared to the fiscal year ended December 31, 2019, as a consequence of a combination of external factors and the local macroeconomic context, have resulted in a decrease as of March 31, 2020 in the Company’s estimates of the amounts related to the different contingencies and lawsuits. Note 22.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 8 |    Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.19
Cost	2,570,812	23,686,425	67,433,340	28,730,628	4,299,431	24,296,386	261,269	151,278,291
Accumulated depreciation	(491,695)	(7,376,037)	(22,177,785)	(9,627,512)	(2,722,021)	-	-	(42,395,050)
Net amount	2,079,117	16,310,388	45,255,555	19,103,116	1,577,410	24,296,386	261,269	108,883,241

Additions	2,635	4,193	2,408	39,201	23,133	1,252,682	48,553	1,372,805
Disposals	-	-	(6,696)	(37,302)	-	-	-	(43,998)
Transfers	150,667	649,592	1,132,558	1,113,987	166,743	(3,160,769)	(52,778)	-
Depreciation for the period	(16,634)	(206,729)	(600,447)	(299,609)	(158,000)	-	-	(1,281,419)
Net amount 03.31.20	2,215,785	16,757,444	45,783,378	19,919,393	1,609,286	22,388,299	257,044	108,930,629

At 03.31.20
Cost	2,724,112	24,340,209	68,526,512	29,834,970	4,489,307	22,388,299	257,044	152,560,453
Accumulated depreciation	(508,327)	(7,582,765)	(22,743,134)	(9,915,577)	(2,880,021)	-	-	(43,629,824)
Net amount	2,215,785	16,757,444	45,783,378	19,919,393	1,609,286	22,388,299	257,044	108,930,629

•     During the period ended March 31, 2020, the Company capitalized as direct own costs $ 287.8 million.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.18
Cost	2,393,456	22,737,724	62,851,613	26,007,510	4,386,977	22,144,228	322,512	140,844,020
Accumulated depreciation	(402,592)	(6,562,660)	(20,100,444)	(8,522,876)	(2,089,124)	-	-	(37,677,696)
Net amount	1,990,864	16,175,064	42,751,169	17,484,634	2,297,853	22,144,228	322,512	103,166,324

Additions	1,598	-	982	69,935	99,994	2,741,935	141,360	3,055,804
Disposals	-	-	(115)	(20,537)	-	-	-	(20,652)
Transfers	-	548,083	711,002	226,212	(173,756)	(1,140,786)	(170,755)	-
Depreciation for the period	(28,142)	(215,855)	(513,175)	(290,970)	(182,980)	-	-	(1,231,122)
Net amount 03.31.19	1,964,320	16,507,292	42,949,863	17,469,274	2,041,111	23,745,377	293,117	104,970,354

At 03.31.19
Cost	2,395,053	23,285,808	63,554,394	26,272,800	4,313,215	23,745,377	293,117	143,859,764
Accumulated depreciation	(430,733)	(6,778,516)	(20,604,531)	(8,803,526)	(2,272,104)	-	-	(38,889,410)
Net amount	1,964,320	16,507,292	42,949,863	17,469,274	2,041,111	23,745,377	293,117	104,970,354

•     During the period ended March 31, 2019, the Company capitalized as direct own costs $ 374.5 million.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 9 |    Right-of-use asset

The leases recognized as right-of-use assets in accordance with IFRS 16 are disclosed below:

	03.31.20	12.31.19
Total right-of-use asset by leases	267,590	280,475

The development of right-of-use assets is as follows:

	03.31.20	12.31.19
Balance at beginning of period / year	280,475	-
Incorporation by adoption of IFRS 16	-	453,588
Additions	53,946	3,291
Depreciation for the period / year	(66,831)	(176,404)
Balance at end of the period / year	267,590	280,475

Note 10 | Other receivables

	Note	03.31.20	12.31.19
Non-current:
Financial credit		20,108	23,794
Related parties	28.d	3,704	4,187
RDSA credit		2,125,890	2,285,068
Allowance for the impairment of other receivables (1)		(2,125,890)	(2,285,068)
Total non-current		23,812	27,981

Current:
Prepaid expenses		19,696	16,343
Credit for Real estate asset	30	64,269	64,374
Advances to suppliers		84	266
Advances to personnel		1,972	-
Security deposits		29,064	26,804
Financial credit		29,696	48,113
Receivables from electric activities		94,896	107,884
Related parties	28.d	25,766	27,696
Judicial deposits		70,824	73,754
Tax credits		15,160	16,314
Other		121	73
Allowance for the impairment of other receivables		(60,852)	(70,241)
Total current		290,696	311,380

The value of the Company’s other financial receivables approximates their fair value.

The other non-current receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

	03.31.20	03.31.19
Balance at beginning of year	2,355,309	127,643
Increase	22,599	-
Result from exposure to inlfation	(164,061)	(13,452)
Recovery	(27,105)	(5,398)
Balance at end of the period	2,186,742	108,793

Note 11 | Trade receivables

	03.31.20	12.31.19
Current:
Sales of electricity – Billed	9,457,526	8,291,636
Sales of electricity – Unbilled	6,829,631	6,225,714
PBA & CABA government credit (1)	256,283	270,181
Framework Agreement	9,003	9,677
Fee payable for the expansion of the transportation and others	25,040	26,921
Receivables in litigation	216,874	230,974
Allowance for the impairment of trade receivables	(1,832,773)	(1,662,070)
Total current	14,961,584	13,393,033

(1)    As disclosed in Note 2.e) to the Financial Statements as of December 31, 2019, the Province of Buenos Aires and the Federal Government have debts with the Company, for the consumption of electricity by low-income neighborhoods and shantytowns, which as of March 31, 2020 amount to $ 916.1 million and $ 602.0 million, related to the October 2017-March 2020 and June 2019-March 2020 periods, respectively. The indicated amounts do not include interest. No revenue for these concepts has been recognized by the Company.

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	03.31.20	03.31.19
Balance at beginning of the year	1,662,070	1,488,265
Increase	421,632	264,963
Decrease	(136,619)	(66,233)
Result from exposure to inlfation	(114,310)	(156,839)
Balance at end of the period	1,832,773	1,530,156

Note 12 | Financial assets at fair value through profit or loss

	03.31.20	12.31.19

Current
Government bonds	1,931,053	-
Money market funds	-	2,998,723
Total current	1,931,053	2,998,723

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 13 | Cash and cash equivalents

	03.31.20	12.31.19	03.31.19
Cash and banks	1,164,834	171,918	103,751
Money market funds	1,375,307	268,397	-
Total cash and cash equivalents	2,540,141	440,315	103,751

Note 14 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total
Balance at December 31, 2019	30,077,644	397,695	30,475,339

Balance at March 31, 2020	30,077,644	397,695	30,475,339

As of March 31, 2020, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Note 15 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes program. As of March 31, 2020, the Company complies with the indebtedness ratio established in such program.

If the Company’s Debt Ratio were higher than 3, the negative covenants included in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 16 | Trade payables

	Note	03.31.20	12.31.19
Non-current
Customer guarantees		232,933	229,053
Customer contributions		178,373	168,170
Total non-current		411,306	397,223

Current
Payables for purchase of electricity - CAMMESA		7,755,814	4,694,124
Provision for unbilled electricity purchases - CAMMESA		4,938,327	5,308,090
Suppliers		2,845,184	3,269,858
Advance to customer		296,362	306,385
Customer contributions		31,016	33,169
Discounts to customers		37,372	40,170
Related parties	28.d	2,090	-
Total current		15,906,165	13,651,796

The fair values of non-current customer contributions as of March 31, 2020 and December 31, 2019 amount to $ 50.9 million and $ 48.5 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a representative market rate for this type of transactions. The applicable fair value category is Level 3 category.

The value of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note 17 | Other payables

	Note	03.31.20	12.31.19
Non-current
ENRE penalties and discounts		5,089,180	4,226,706
Financial Lease Liability (1)		142,681	93,901
Total Non-current		5,231,861	4,320,607

Current
ENRE penalties and discounts		2,536,668	3,640,263
Related parties	28.d	9,982	13,507
Advances for works to be performed		6,127	6,595
Payment agreements with ENRE		36,146	51,847
Financial Lease Liability(1)		214,543	144,224
Other		5,334	9,482
Total Current		2,808,800	3,865,918

The value of the Company’s other financial payables approximates their fair value.

(1)   The development of the financial lease liability is as follows:

	03.31.20	12.31.19
Balance at beginning of year	238,125	-
Incorporation by adoption of IFRS 16	-	453,588
Increase	53,946	3,291
Payments	(65,892)	(228,307)
Exchange difference and gain on net monetary position	131,045	9,553
Balance at end of the period	357,224	238,125

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 18 | Borrowings

	03.31.20	12.31.19
Non-current
Corporate notes (1)	8,825,805	8,811,222
Total non-current	8,825,805	8,811,222

Current
Interest from corporate notes	370,153	154,204
Borrowing	1,652,478	1,629,270
Total current	2,022,631	1,783,474

(1)    Net of debt issuance, repurchase and redemption expenses.

The fair values of the Company’s non-current borrowings as of March 31, 2020 and December 31, 2019 amount approximately to $ 9,093.9 million and $ 8,542.4 million, respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of the period/year. The applicable fair value category is Level 1 category.

Subsequent to the closing date of these condensed interim financial statements, through market transactions, the Company has repurchased Corporate Notes for a total of United States dollars 0.69 million nominal value.

Note 19 | Salaries and social security taxes payable

	03.31.20	12.31.19
Non-current
Early retirements payable	37,407	42,452
Seniority-based bonus	236,637	216,131
Total non-current	274,044	258,583

Current
Salaries payable and provisions	1,512,476	2,261,935
Social security payable	495,968	295,143
Early retirements payable	27,719	30,205
Total current	2,036,163	2,587,283

The value of the Company’s salaries and social security taxes payable approximates their fair value.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 20 | Income tax and deferred tax

	03.31.20	12.31.19
No Current
Tax payable 2020	663,595	-
Total non-current	663,595	-

Current
Tax payable 2019	2,904,191	3,121,646
Tax withholdings	(1,239,290)	(1,004,773)
Total current	1,664,901	2,116,873

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The detail of deferred tax assets and liabilities is as follows:

	03.31.20	12.31.19
Deferred tax assets
Trade receivables and other receivables	660,184	595,475
Trade payables and other payables	680,826	646,550
Salaries and social security payable	111,271	122,040
Benefit plans	108,182	116,283
Tax liabilities	17,868	18,940
Provisions	635,236	722,963
Deferred tax asset	2,213,567	2,222,251

Deferred tax liabilities
Property, plants and equipments	(21,232,104)	(21,114,136)
Financial assets at fair value through profit or loss	(275,863)	(223,759)
Borrowings	(3,173)	(3,716)
Adjustment effect on tax inflation (2)	(2,442,355)	(2,437,245)
Deferred tax liability	(23,953,495)	(23,778,856)

Net deferred tax assets	(21,739,928)	(21,556,605)

The detail of the income tax expense is as follows:

	03.31.20	03.31.19
Deferred tax	(183,323)	(1,071,638)
Current tax	(663,595)	(514,091)
Income tax expense	(846,918)	(1,585,729)

	03.31.20	03.31.19
Profit for the period before taxes	1,567,056	1,779,992
Applicable tax rate	30%	30%
Loss for the period at the tax rate	(470,117)	(533,998)
Non-taxable income	28,593	(169,830)
Adjustment effect on tax inflation	(403,989)	(880,208)
Other	(1,405)	(1,693)
Income tax expense	(846,918)	(1,585,729)

Note 21 | Tax liabilities

	03.31.20	12.31.19
Non-current
Current
Provincial, municipal and federal contributions and taxes	206,199	192,429
VAT payable	1,044,415	1,399,534
Tax withholdings	116,395	158,074
SUSS withholdings	4,635	9,062
Municipal taxes	149,841	148,087
Total current	1,521,485	1,907,186

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 22 | Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.19	2,217,043	229,847

Increases	34,016	17,168
Decreases	(22,322)	(3,281)
Recovery	(161,163)	-
Result from exposure to inflation for the period	(153,208)	(21,783)
At 03.31.20	1,914,366	221,951

At 12.31.18	1,767,165	309,515
Increases	334,569	3,879
Decreases	9,090	(20,362)
Result from exposure to inflation for the period	(186,233)	(32,619)
At 03.31.19	1,924,591	260,413

Note 23 | Revenue from sales

	03.31.20	03.31.19
Sales of electricity	20,440,319	23,523,280
Right of use on poles	74,704	72,091
Connection charges	12,889	14,556
Reconnection charges	3,124	7,065
Total Revenue from sales	20,531,036	23,616,992

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 24 | Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 03.31.20
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	1,584,857	247,803	315,324	2,147,984
Pension plans	96,772	15,131	19,254	131,157
Communications expenses	7,876	88,042	-	95,918
Allowance for the impairment of trade and other receivables	-	417,126	-	417,126
Supplies consumption	384,164	-	28,518	412,682
Leases and insurance	143	77	57,686	57,906
Security service	49,969	8,696	4,753	63,418
Fees and remuneration for services	712,935	406,777	207,135	1,326,847
Public relations and marketing	-	-	444	444
Advertising and sponsorship	-	-	229	229
Reimbursements to personnel	8	46	306	360
Depreciation of property, plants and equipments	1,007,970	150,206	123,243	1,281,419
Depreciation of right-of-use asset	6,683	13,366	46,782	66,831
Directors and Supervisory Committee members’ fees	-	-	8,440	8,440
ENRE penalties	(225,275)	66,199	-	(159,076)
Taxes and charges	-	286,904	12,210	299,114
Other	157	187	2,605	2,949
At 03.31.20	3,626,259	1,700,560	826,929	6,153,748

(1) Includes recovery of penalties for $ 346.7 million corresponding to technical service quality.

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of March 31, 2020 for $ 287.8 million.

Expenses by nature at 03.31.19
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	1,646,588	272,414	357,566	2,276,568
Pension plans	11,516	1,905	2,501	15,922
Communications expenses	24,648	94,087	11	118,746
Allowance for the impairment of trade and other receivables	-	259,565	-	259,565
Supplies consumption	472,294	-	53,208	525,502
Leases and insurance	174	-	65,587	65,761
Security service	98,623	21,102	14,535	134,260
Fees and remuneration for services	673,698	417,668	333,324	1,424,690
Public relations and marketing	-	11,993	-	11,993
Advertising and sponsorship	-	6,178	-	6,178
Reimbursements to personnel	26	20	198	244
Depreciation of property, plants and equipments	968,407	144,310	118,405	1,231,122
Directors and Supervisory Committee members’ fees	-	-	7,658	7,658
ENRE penalties	618,031	826,794	-	1,444,825
Taxes and charges	-	174,746	23,712	198,458
Other	316	91	922	1,329
At 03.31.19	4,514,321	2,230,873	977,627	7,722,821

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of March 31, 2019 for $ 374.5 million.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 25 | Other operating expense, net

	Note	03.31.20	03.31.19
Other operating income
Services provided to third parties		27,212	93,300
Commissions on municipal taxes collection		37,682	30,704
Related parties	28.a	2,054	29,600
Income from non-reimbursable customer contributions		1,360	2,043
Other		9,989	33,032
Total other operating income		78,297	188,679

Other operating expense
Gratifications for services		(9,639)	(9,011)
Cost for services provided to third parties		(12,247)	(18,121)
Severance paid		(5,968)	(4,748)
Debit and Credit Tax		(167,725)	(199,925)
Recovery (Provision) for contingencies (1)		109,979	(338,448)
Disposals of property, plant and equipment		(43,998)	(20,652)
Refund of fines to suppliers		-	-
Other		(5,911)	(4,558)
Total other operating expense		(135,509)	(595,463)
Other operating expense, net		(57,212)	(406,784)

(1)    As of March 31, 2020 includes a recovery of the estimated amount of the provision for $ 187.1 million (see note 7).

Note 26 | Net finance costs

	03.31.20	03.31.19
Financial income
Commercial interest	342,668	265,738
Total financial income	342,668	265,738

Finance costs
Interest and other	(819,361)	(866,396)
Fiscal interest	(914)	(1,758)
Commercial interest	(392,628)	(1,548,200)
Bank fees and expenses	(2,482)	(678)
Total finance costs	(1,215,385)	(2,417,032)

Other financial results
Exchange differences	(640,454)	(1,166,494)
Adjustment to present value of receivables	(51,177)	(90)
Changes in fair value of financial assets	(18,167)	266,771
Net gain from the repurchase of Corporate Notes	-	(2,497)
Other finance costs	(39,327)	(36,993)
Total other finance costs	(749,125)	(939,303)
Total net finance costs	(1,621,842)	(3,090,597)

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 27 | Basic and diluted earnings per share

Basic

The basic earnings per share is calculated by dividing the profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of March 31, 2020 and 2019, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings per share coincides with the diluted earnings per share, inasmuch as the Company has issued neither preferred shares nor Corporate Notes convertible into common shares.

	03.31.20	03.31.19
Profit for the year attributable to the owners of the Company	720,138	194,263
Weighted average number of common shares outstanding	875,074	890,492
Basic and diluted profit earnings per share – in pesos	0.82	0.22

Note 28 | Related-party transactions

The following transactions were carried out with related parties:

a.        Income

Company	Concept	03.31.20	03.31.19

PESA	Impact study	2,054	497
SACDE	Reimbursement expenses	-	29,103
		2,054	29,600

b.        Expense

Company	Concept	03.31.20	03.31.19

PESA	Technical advisory services on financial matters	(40,711)	(37,823)
SACME	Operation and oversight of the electric power transmission system	(25,995)	(26,875)
OSV	Hiring life insurance for staff	(4,555)	(285)
FIDUS	Legal fees	(2,996)	-
ABELOVICH, POLANO & ASOC.	Legal fees	(138)	(137)
		(74,395)	(65,120)

c.           Key Management personnel’s remuneration

	03.31.20	03.31.19
Salaries	118,709	105,723

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The balances with related parties are as follow:

d.           Receivables and payables

	03.31.20	12.31.19
Other receivables - Non current
SACME	3,704	4,187
	3,704	4,187

Other receivables - Current
FIDUS SGR	25,000	26,873
SACME	766	823
	25,766	27,696

Trade payables
OSV	(2,025)	-
ABELOVICH, POLANO & ASOC.	(65)	-
	(2,090)	-

Other payables
SACME	(9,982)	(13,507)
	(9,982)	(13,507)

Note 29 |    Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020 resolved, among other issues, the following (1):

-      To approve edenor’s Annual Report and Financial Statements as of December 31, 2019;

-      To allocate the $ 13,088.1 million profit for the year ended December 31, 2019 to the:

•        Statutory reserve: $ 654.4 million;

•        Discretionary reserve: $ 12,433.7 million under the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.

-      To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations;

-      To appoint the authorities and the external auditors for the current fiscal year;

-      To approve the amendment of Sections Nos. 13, 19, 23, 25 and 33 of the By-laws, subject to the approval of the ENRE and any other relevant administrative authority;

-      To approve the consolidated text of the By-laws with the proposed amendments.

(1)     The amounts are stated in constant currency as of March 31, 2020, applying the Consumer Price Index published by the National Institute of Statistics and Census available at the date of the Shareholders’ Meeting, in accordance with the provisions of CNV General Resolution No. 777.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 30 |    Termination of agreement on real estate asset

With regard to the real estate asset to be constructed, acquired by the Company in November 2015, the subsequent termination of the agreement due to RDSA’s default in August 2018 and the respective legal actions brought by the Company against the seller and the insurance company, and with respect to the settlement agreement dated September 30, 2019 that the Company entered into with Aseguradores de Cauciones S.A., the following events stand out as of the date of issuance of these condensed interim financial statements, in addition to those mentioned in our annual Financial Statements:

-      With regard to the agreement with Aseguradora de Cauciones S.A., the Company has received the payment that fell due on April 21, 2020 related to the first installment of the outstanding one million United States dollars balance.

-      With regard to RDSA reorganization proceedings, the Company has filed ancillary proceedings for review of the amount declared inadmissible, which, at the date of issuance of these condensed interim financial statements, are still at the stage for producing evidence. The outstanding dates of the reorganization proceedings are as follow: (i) the reorganization debtor must publish its plan of reorganization on May 21, 2020; (ii) the informative hearing set forth in section 45 of the Bankruptcy and Insolvency Law will be held on June 12, 2020, and (iii) in conformity with section 43 of the Bankruptcy and Insolvency Law, the exclusivity period will expire on June 19, 2020. However, due to the COVID-19 these dates will most likely be extended.

RICARDO TORRES
Chairman

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Free translation from the original in Spanish for publication in Argentina

REPORT ON CONDENSED INTERIM FINANCIAL STATEMENTS’ REVIEW

To the Shareholders, President and Directors

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Introduction

We have reviewed the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”) including the condensed interim statement of financial position as of March 31, 2020, the related condensed interim statement of comprehensive income for the three-month period ended March 31, 2020, the related condensed interim statements of changes in equity and cash flows for the three-month period then ended and the complementary selected notes.

The balances and other information related to fiscal year 2019 and its interim periods, are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Board of Directors’ responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these financial statements, under International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), as the applicable accounting framework and incorporated by the National Securities Commission (CNV) to its standards, as they were approved by the International Accounting Standards Board (IASB), and, therefore, it is responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph in accordance with IAS 34 “Interim financial information”.

Auditors’ responsibility

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as review standard in Argentina through Technical Pronouncement No. 33 of the FACPCE as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the condensed interim financial statements and the application of analytical procedures and other review procedures. This review is substantially less in scope than an audit in accordance of International Standards on Auditing, consequently, this review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express any opinion on the financial position, comprehensive income and cash flows of the Company.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with IAS 34.

Emphasis of matter paragraph

Without qualifying our opinion, we draw the attention to the situation explained in Note 1 in relation to the economic and financial situation of Edenor S.A. The Company’s current economic and financial situation raises substantial doubt about its ability to continue as a going concern.

Reports on compliance with regulations in force

In accordance with current regulations, we report that, in connection with Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.):

a)     except for its lack of transcription to the book “Inventories and Balances”, the condensed interim financial statements of Edenor S.A. comply, in what is within our competence, with the provisions of the General Companies Law and in the relevant resolutions of the National Securities Commission;

b)     the condensed interim financial statements of Edenor S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations, except for their lack of transcription to the Inventory and Balance Book, and the Daily Book (transcription to the Inventories and Balance CD ROM Book);

c)     we have read the summary of activity, and additional information to the notes of condensed interim financial statements required by article 12 °, Chapter III, Title IV of the regulations of the National Securities Commission on which, as regards those matters that are within our competence, we have no observations to make;

d)    at March 31, 2020 the liabilities of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) accrued in favor of the Argentine Integrated Social Security System, according to the Company’s accounting records, amounted to ARS$ 406,716,463, none of which was claimable at that date.

Autonomous City of Buenos Aires, May 11th, 2020

PRICE WATERHOUSE & CO. S.R.L.
By	(Partner)
Dr. R. Sergio Cravero

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 14, 2020